As filed with the Securities and Exchange Commission on September 14, 1999

                                               REGISTRATION NO. 33-
                                                                   -----------
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549
                                  ----------------

                                      FORM S-3
                              REGISTRATION STATEMENT
                                       UNDER
                            THE SECURITIES ACT OF 1933

                                  ----------------

                           RAMTRON INTERNATIONAL CORPORATION
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               (Exact name of registrant as specified in its charter)

            Delaware                                        84-0962308
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(State or other jurisdiction                           (I.R.S. Employer
of incorporation or organization)                    Identification Number)

    1850 Ramtron Drive, Colorado Springs, Colorado 80921   (719) 481-7000
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  ----------------

                                   L. DAVID SIKES
                              Chief Executive Officer
                         Ramtron International Corporation
                                1850 Ramtron Drive
                         Colorado Springs, Colorado 80921
                                  (719) 481-7000
           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  ----------------

                                    Copies to:
                              JOHN A. ST. CLAIR, ESQ.
                                 Coudert Brothers
                       950 Seventeenth Street, Suite 1800
                               Denver, Colorado  80202
                                (303) 607-0888

         Approximate date of commencement of proposed sale to the public:
       From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. \ \

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. \X\

                                  ----------------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. \ \

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. \ \

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. \ \

                                  ----------------

                           CALCULATION OF REGISTRATION FEE

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Title of                             Proposed    Proposed
Each Class of                        Maximum     Maximum
Securities         Amount            Offering    Aggregate        Amount of
to be              to be             Price Per   Offering         Registration
Registered         Registered(1)     Unit        Price            Fee
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Common Stock,
$0.01 par value    1,823,001(2)      $2.453      $4,471,821       $1,342

                     466,337(3)       2.453       1,143,925          343

                     696,321(4)       2.453       1,708,075          512
                                                                  ------
                                                            TOTAL $2,197
                                                                  ======
==============================================================================

(1) In the event of a stock split, stock dividend or similar transaction involving Ramtron's common stock, in order to prevent dilution, the number of shares registered shall be automatically increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2) Such shares are (i) 253,723 shares issuable upon conversion of the currently outstanding shares of Series A Preferred which were issued in February 1998 to accredited investors in connection with a private placement of Series A Preferred; (ii) 464,532 shares issuable upon conversion of the 1,742 shares of Series A Preferred issuable upon exercise of the Series A Preferred Warrants issued to affiliates of the placement agents in connection with such private placement; and
     (iii) 1,104,746 shares issued in August 1999, upon conversion of shares of Series A Preferred. Pursuant to Rule 457(g), the registration fee is based on the average of the high and low prices for Ramtron's common stock as reported on The Nasdaq SmallCap Market on September 13, 1999.

(3) Such shares were issued in a June 1999 private placement to certain affiliates of Dimensional Fund Advisors Inc. (the "DFA Affiliates") pursuant to share repricing rights in Ramtron's December 1997 common stock purchase agreement with the DFA Affiliates. Pursuant to Rule 457(g), the registration fee is based on the average of the high and low prices for Ramtron's common stock as reported on The Nasdaq SmallCap Market on September 13, 1999.

(4) Such shares are issuable upon conversion of the outstanding principal, and accrued and unpaid interest, under promissory notes dated July 30, 1999 (the "Convertible Promissory Notes"), Ramtron issued in a private placement to the DFA Affiliates. Pursuant to Rule 457(g), the registration fee is based on the average of the high and low prices for Ramtron's common stock as reported on The Nasdaq SmallCap Market on September 13, 1999.

Ramtron hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Ramtron shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Prospectus                      Subject to Completion, Dated September 14, 1999

                          RAMTRON INTERNATIONAL CORPORATION
                          2,985,659 Shares of Common Stock

                       The Securities Offered Hereby Involve
                     a High Degree of Risk.  See "Risk Factors"
                           on Page 8 of This Prospectus.

This prospectus relates to 2,985,659 shares of Ramtron International Corporation's common stock offered by the Selling Security Holders identified in the "Selling Security Holders" section of this prospectus beginning on page
22. In a private placement in February 1998, we issued and sold 17,425 shares of our Series A Convertible Preferred Stock (the "Series A Preferred"), of which 872 shares remain outstanding. In connection with that private placement, we also issued to affiliates of the placement agents five-year Preferred Stock Purchase Warrants (the "Series A Preferred Warrants"), all of which remain outstanding, to purchase 1,742 shares of our Series A Preferred. On August 6, 1999, we entered into recapitalization agreements with the holders of a majority of the outstanding Series A Preferred pursuant to which we restated the rights, preferences and limitations of our Series A Preferred.
Of the 2,985,659 shares to which this prospectus relates, 253,723 shares are issuable upon conversion of the currently outstanding Series A Preferred; 464,532 shares are issuable upon conversion of the Series A Preferred issuable upon exercise of the currently outstanding Series A Preferred Warrants; and 1,104,746 shares were issued upon conversion of Series A Preferred pursuant to the Series A Preferred recapitalization. Also included in the 2,985,659 shares to which this prospectus relates are 466,337 shares issued to three affiliates of Dimensional Fund Advisors, Inc. (the "DFA Affiliates") in partial satisfaction of certain share repricing rights of the DFA Affiliates contained in our December 1997 common stock purchase agreement with the DFA Affiliates, and 696,321 shares issuable upon conversion of three promissory notes dated as of July 30, 1999 (the "DFA Affiliates Convertible Promissory Notes") that we issued to the DFA affiliates as part of the recapitalization of our Series A Preferred and in complete satisfaction of the common share repricing purchase rights of the DFA Affiliates. Our filing of the registration statement of which this prospectus is a part is intended to satisfy our obligations to the Selling Security Holders to register for resale shares issued to them and shares issuable upon conversion of the Series A Preferred, and the DFA Affiliates Convertible Promissory Notes.

Pursuant to this prospectus, the Selling Security Holders may sell some or all of the shares they receive from converting some or all of their Series A Preferred, including Series A Preferred issuable upon exercise of the Series A Preferred Warrants, or their DFA Affiliates Convertible Promissory Notes to purchasers, through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the "Plan of Distribution" section of this prospectus beginning on page 25. The Selling Security Holders, and not Ramtron, will receive all of the proceeds from any sales of the shares, less any brokerage or other expenses of sale incurred by them.

Our common stock is quoted on The Nasdaq SmallCap Market under the symbol
"RMTR."

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. The Selling Security Holders may not sell these securities until the related registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

             The date of this prospectus is September 14, 1999

                            TABLE OF CONTENTS

                                                         Page
                                                         ----
WHERE YOU CAN FIND MORE INFORMATION                        6
RAMTRON                                                    7
RISK FACTORS                                               8
USE OF PROCEEDS                                           22
SELLING SECURITY HOLDERS                                  22
PLAN OF DISTRIBUTION                                      25
LEGAL MATTERS                                             26
EXPERTS                                                   26

We have not authorized anyone to give any information or to make any representations not contained in this prospectus. You should only rely on the information or representations in this prospectus and in any prospectus supplement. This prospectus does not offer for sale or purchase any Securities in any jurisdiction where it would be unlawful to do so. You should only assume that the information in this prospectus or any prospectus supplement is accurate as of the date on the front of the relevant document.

                     WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement of which this prospectus is a part, as well as such reports, proxy statements and other information, at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the SEC's regional offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's web site at http://www.sec.gov. Our common stock is quoted on The Nasdaq SmallCap Market. You may inspect reports, proxy and information statements and other information about us at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares covered by this prospectus. The SEC allows us to "incorporate by reference" the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

We previously filed the following documents with the SEC, and they are incorporated by reference in this prospectus:

     Our Annual Report on Form 10-K for the year ended December 31, 1998;

     Our Quarterly Report on Form 10-Q for the quarters ended March 31, 1999, and June 30, 1999;

     Our Current Reports on Form 8-K, filed with the SEC on March 2, 1999, May 4, 1999, July 2, 1999, July 21, 1999, and August 31, 1999;

     The description of Ramtron's common stock set forth in Item 11 of Ramtron's registration statement on Form 10, as amended (Registration No. 0-17739).

     All future reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

We will provide to you without charge, on written or oral request, a copy of any or all of the documents which have been or may be incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information this prospectus incorporates). You should direct any requests for such copies to Ramtron International Corporation, 1850 Ramtron Drive, Colorado Springs, Colorado 80921, Attention: Chief Executive Officer (Telephone: (719) 481-7000).

This prospectus provides you with a general description of the securities that may be offered for sale, but does not contain all of the information that is in the registration statement that we filed with the SEC. Statements contained herein concerning the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each such statement is qualified in its entirety by reference to the applicable document filed with the SEC.

                                    RAMTRON

Ramtron was incorporated under the name "Amtec Securities Corporation" in January 1984, and changed its name to "Ramtron International Corporation" in January 1988. Ramtron designs, develops, manufactures and markets speciality semiconductor memory devices. Ramtron has two product lines, ferroelectric nonvolatile random access memory (FRAM (registered trademark)) products and high-speed dynamic random access memory products, called Enhanced-DRAM (EDRAM (registered trademark)) products. Our executive offices are located at 1850 Ramtron Drive, Colorado Springs, Colorado 80921, and our telephone number is
(719) 481-7000. Ramtron has two wholly owned subsidiaries: Enhanced Memory Systems, Inc., established in May 1995, and Ramtron Kabushki Kaisha, established in July 1996. We formed Enhanced Memory Systems, Inc. to operate our EDRAM business and Ramtron Kabushki Kaisha to perform sales and marketing functions within Japan for our products and to act as a liaison between us and our Japanese alliance partners.

                                 RISK FACTORS

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT MAY PROVE NOT TO BE ACCURATE. This prospectus contains or incorporates "forward-looking statements" dealing with future events and conditions, including statements regarding, among other items, Ramtron's business strategy, growth strategy, future results of operations or financial position and anticipated trends in our business and industry. We may make additional written or oral forward-looking statements from time to time in filings with the SEC or otherwise.
When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that the statement is a forward-looking statement. Forward-looking statements speak only as of the date the statement is made and are based largely on our expectations. Forward-looking statements are subject to a number of risks and uncertainties, some of which can not be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus, and made in documents incorporated in this prospectus, including those set forth in these risk factors, describe factors, among others, that could contribute to or cause such differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this paragraph.

RAMTRON HAS SUBSTANTIAL WORKING CAPITAL NEEDS AND HAS BEEN DEPENDENT ON ITS STOCKHOLDERS TO FINANCE ITS OPERATIONS. Since Ramtron's inception, we have primarily relied on our stockholders to fund our operations because we have been unable to generate sufficient revenues from sales of our products and licensing of our proprietary technology. In particular, from 1989 until February 1995, we relied on funding from Oren L. Benton ("Benton"), a former principal stockholder, director, and Chief Executive Officer of Ramtron. From 1989 until November 1997, we also depended on funding from the National Electrical Benefit Fund (the "Fund"), a principal stockholder of Ramtron. Benton and the Fund financed our cash flow requirements through equity investments and loans, most of which were subsequently converted into equity. As a result of Mr. Benton's bankruptcy in 1995, we stopped relying on Mr. Benton as a source of financing.

In 1995, we entered into a Debt Conversion Agreement providing for the conversion into equity of an aggregate of approximately $24 million of our outstanding debt held collectively by Mr. Benton, the Fund, and BEA Associates, Inc. ("BEA"), as the holder by assignment of a note issued by us to Mr. Benton in 1992 in the original principal amount of $12 million. We also entered into a new loan facility in 1995 with the Fund (the "Fund Credit Facility") for up to $12 million, which included $3 million made available under a credit facility the Fund provided to us in March 1995. In December 1995, Mr. Benton converted additional outstanding debt of approximately $2.7 million into equity pursuant to the Debt Conversion Agreement. During 1996 and 1997, our borrowings under the Fund Credit Facility increased to a total principal amount of $5.5 million. Since March 1998, no additional funds have been available to us under the Fund Credit Facility and we can no longer rely on the Fund as a source of additional financing. On August 6, 1999, our Loan Agreement with the Fund was amended to include the conversion of $1.5 million of accrued interest to principal. In connection therewith, we paid the Fund the remaining accrued interest balance of approximately $500,000. The August 6, 1999 amendment also provided for the extension of the scheduled maturity date of the Loan Agreement to March 15, 2002. As of August 6, 1999, the total principal and accrued interest outstanding under the Fund Credit Facility was $7 million.

We also raised funds through the private placement of convertible preferred stock in 1993, all of which has been converted into common stock. In a December 1997 private placement, we sold approximately $4 million of our common stock to affiliates of DFA. In a February 1998 private placement, we sold $17.425 million of our Series A Preferred to accredited investors. We used the proceeds from all of these private placements for working capital and general corporate purposes.

Effective as of July 30, 1999, we issued the DFA Affiliates Convertible Promissory Notes, having an aggregate principal amount of approximately $3.2 million and due July 31, 2000, in partial consideration of cancellation of share repricing rights granted to the DFA Affiliates in our December 1997 common stock purchase agreement with them.

Based on our capital resources as of August 31, 1999, and our expected operating costs and anticipated cash flows from product sales, licensing revenues and customer-sponsored research and development revenues, we expect to fund our operations from those sources through at least year-end 1999, although we may require and expect to seek to obtain additional financing before that date or soon thereafter. All debt outstanding under the Fund Credit Facility, repayment of which is secured by liens on our headquarters facility and our other principal assets, becomes due and payable on March 15, 2002. The DFA Affiliates Convertible Promissory Notes become due and payable on July 31, 2000. In view of our expected future working capital requirements in connection with the manufacture and sale of our FRAM and EDRAM products, and our projected research and development and other operating expenditures, we will need to seek substantial additional equity or debt financing before or soon after year-end 1999. We cannot be sure that any additional financing or other sources of capital will be available to us on acceptable terms, or at all. Any issuance of common or preferred stock to obtain additional funding would result in further dilution of existing stockholders' interests in Ramtron. The inability to obtain additional financing when needed would have a material adverse effect on our business, financial condition and operating results and could adversely affect our ability to continue our business operations.

WE HAVE EXPERIENCED A HISTORY OF LOSSES, AND ARE CONTINUING TO INCUR LOSSES, FROM OUR OPERATIONS. Since 1984, Ramtron has engaged primarily in research and development related to our ferroelectric technology and our FRAM products. To date, we have had only limited revenues (principally from development and license agreements) from that technology and FRAM products. In 1997 and 1998, and through the first six months of 1999, we generated most of our product revenues from the sale of our EDRAM products, which do not utilize our ferroelectric technology. As a result of our limited revenues and the substantial ongoing product research and development costs associated with developing our FRAM products and commercial manufacturing capabilities for those products, as well as with designing and developing our EDRAM products, we have incurred significant losses. We incurred net losses during the first six months of 1999 of $4.3 million, and net losses of $8.9 million in 1997 and $16.4 million 1998. As of June 30, 1999, we had an accumulated deficit of $163 million.

We cannot be sure that, even if additional financing becomes available to us, we will achieve or sustain profitability in the future. Our future revenues and potential profitability will depend on various factors, including (i) the timely development and qualification for manufacturing of our higher-density FRAM products, i.e., FRAM products with memory capacities of 256-kilobits and greater; (ii) the timely completion of the development and qualification for manufacturing of our EDRAM products with densities greater than 16-megabits;
(iii) wider customer acceptance of our EDRAM and FRAM products; (iv) our ability to manufacture our FRAM products on a cost-effective and timely basis through alliance foundry operations; (v) our ability to obtain sufficient cost-effective manufacturing capacity for our EDRAM products from our contract manufacturers; and (vi) factors not directly related to us, such as market conditions, competition, technological developments, product obsolescence and changing needs of potential customers in the semiconductor industry in general. The semiconductor memory products market has a history of declining average unit sales prices. Future declines in average selling prices of our EDRAM and FRAM products may surpass the rate at which we can reduce per unit manufacturing costs, which would have a material adverse affect on our cash flow, results of operations and financial condition.

We have historically experienced significant quarterly fluctuations in revenues and operating results and anticipate that such fluctuations will continue. We attribute these fluctuations, in part, to unpredictable product order flows, a limited customer base, variations in the timing and receipt of license fees (which depend on, among other factors, existing economic conditions, and both our and our licensees achieving certain technological milestones), the time required for incorporating our products into customers' product designs, and the ability of our and our customers' products to gain market acceptance.

WE HAVE HAD LIMITED MARKET ACCEPTANCE OF OUR PRODUCTS. Among other factors, our success is dependent, first, on our ability to develop and manufacture, and second, on the market acceptance of, our FRAM and EDRAM products and the time required to achieve such market acceptance at prices which will produce a profit for us. Potential customers will be reluctant to integrate our products into their systems unless our products are reliable, available at competitive prices, and address our customers' current systems requirements. Additionally, potential customers need assurances that their demand for our new products can be met, preferably from multiple sources, in a timely manner. To use our products effectively, many of our customers must redesign their systems, which delays and, in some instances, could prevent substantial market acceptance of our products. A lack of, or delay in, market acceptance of one or more of our products could have a material adverse affect on our cash flow, operating results and financial condition.

In the first six months of 1999, we had $1.9 million of FRAM and $6.1 million of EDRAM product sales. For the year ended December 31, 1998, our product sales were $2.6 million of FRAM products and $15 million of EDRAM products. For the year ended December 31, 1997, our product sales were $1.6 million from FRAM products and $13 million from EDRAM products. We cannot predict or guarantee the flow or size of future product orders or when revenues from any such sales will be recognized.

WE ARE DEPENDENT ON SUCCESSFUL FURTHER DEVELOPMENT OF OUR FRAM AND EDRAM PRODUCTS, WHICH MAY NOT OCCUR. Among other factors, our future success is dependent on our ability to develop, manufacture and market FRAM and EDRAM products that address customer requirements and compete effectively in the market with respect to price, performance and reliability, especially with respect to our FRAM products. New product development requires a long-term forecast of market trends and customer needs, and often a substantial commitment of capital resources, with no assurance that such products will be commercially viable. We face substantial product-related risks, including the risk that commercially acceptable new FRAM products cannot be successfully or timely developed and manufactured and that significant delays and increased costs will be encountered in manufacturing such products in volumes required by our customers. Our development of new products and our ability to "design-in" such new products to customers' systems can be both time-consuming and costly.

We have experienced significant obstacles in producing acceptable product yields from integrating our ferroelectric technology with wafer underlayers using the CMOS process technology. In an effort to overcome those obstacles, we have entered into strategic alliances with companies having advanced semiconductor manufacturing processes and facilities. Our further inability to develop and commercialize high-density FRAM products, or to overcome other obstacles we may encounter in developing FRAM products, will significantly limit our ability to gain market acceptance of FRAM products given the rapid technological progress in developing competing products that have substantially higher densities. As of June 30, 1999, we were producing, in commercial quantities, eight versions of 4-kilobit and 16-kilobit FRAM products. With our strategic licensees, we are continuing our efforts to obtain acceptable manufacturing product yields of, and to qualify for production in commercial volumes, additional FRAM products. We cannot, however, provide any assurance regarding dates of final qualification or commercial production of any new FRAM products due to uncertainties in the qualification and production processes relating to our strategic licensees' manufacture of our FRAM products.

In particular, we need to develop new product designs, materials development and process technology in order to achieve higher-density FRAM products. Our FRAM products are designed at our Colorado Springs facility and our low-density FRAM products are manufactured at an alliance partner's manufacturing facility using 1.0 micron design rules and a 0.8 micron manufacturing process. Product manufacturing from our strategic licensees requires sub-micron designs for memory capacities of 256-kilobits and greater for improved yields and to reduce the cost of our FRAM products. We believe that our ability to compete in the FRAM products market will depend in large part on our ability to produce FRAM products in smaller design parameters. Our inability to successfully produce FRAM products with smaller design parameters will have a material adverse
effect on our operating results.   Because Ramtron does not have, and is not
planning to develop, semiconductor memory manufacturing facilities, we must rely solely on our existing and future alliance partners' manufacturing facilities to produce such sub-micron FRAM products on our behalf. All new FRAM products to be manufactured by our existing alliance partners will be manufactured using sub-micron designs, although no such products have been manufactured in commercial quantities to date. We cannot provide any assurance that we or our alliance partners will be able to develop and produce higher-density FRAM products profitably or, if so, when such products will be available in commercial quantities.

Our success in increasing sales of our EDRAM products depends principally on the timely completion of our development and qualification of new EDRAM products which continue to meet customer requirements and provide price-performance advantages over competing products. Other manufacturers of such competitive semiconductor memory products, many of whom have substantially greater financial, engineering, manufacturing and marketing capabilities than us, regularly announce new, more advanced competitive products. Our continued ability to generate revenues from the sale of EDRAM products will depend on our successful development, manufacture and marketing of new EDRAM products with improved price-performance characteristics and the reduction of our EDRAM product manufacturing costs, and we cannot provide any assurance that we will be successful in accomplishing the foregoing.

OUR CUSTOMER BASE FOR EDRAM PRODUCTS IS HIGHLY CONCENTRATED. In the first six months of 1999, approximately 83% of our EDRAM product sales were generated from three customers. In 1998, approximately 62% of our EDRAM product sales were generated from three customers. Because our EDRAM customer base is so concentrated, and because EDRAM product sales represent more than 75% of our total product sales, any substantial reduction or cancellation of business from these customers or any significant decrease in the prices of EDRAM products sold to them could have a material adverse effect on our cash flow, operating results and financial condition.

WE CURRENTLY HAVE LIMITED COMMERCIAL MANUFACTURING CAPABILITIES FOR OUR PRODUCTS. If we are successful in developing new FRAM and EDRAM products, our revenues, and our opportunity to achieve profitability over the next few years, will also depend substantially on our ability to obtain from our outside manufacturers sufficient commercial volumes of such products to fulfill customers' orders timely and profitably. We do not anticipate that we will have sufficient capital resources to construct fabrication facilities for the manufacture of higher-density FRAM products or any EDRAM products in commercial volumes. Thus, we are and will continue to be dependent on our strategic licensees, our current contract manufacturers and any future contract manufacturers we may be able to retain, to develop and make available to us adequate product manufacturing capability on acceptable terms and consistent with our license agreements. In particular, the manufacture of our FRAM products is highly complex and extremely sensitive to many factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, and the performance of personnel, materials and equipment involved in the production process. Often, new semiconductor product manufacturing processes experience low production yields for a significant period of time, and we and our licensees and contract manufacturers have experienced, and continue to experience, substantial production delays and difficulties in achieving acceptable FRAM product production yields and product output in commercial volumes. We and our licensee manufacturers must continue to improve production yields in order to decrease production costs to a level that permits our FRAM products to be sold at prices that are competitive and profitable. If consistently acceptable manufacturing yields are not achieved, then our ability to market and sell our products, as well as our cash flow, operating results and financial condition will be materially adversely affected.

WE ARE DEPENDENT ON SUPPLIERS AND THIRD-PARTY MANUFACTURERS FOR OUR FRAM AND EDRAM PRODUCTS. Due to the high capital costs and manufacturing complexities associated with commercial production of our FRAM and EDRAM products, we will continue to depend on outside manufacturers for such products. Our reliance on outside suppliers and manufacturers involves several risks, including having less control over the availability of products, delivery schedules, pricing and quality. We rely currently on the advanced semiconductor manufacturing processes and facilities of companies with which we have entered into strategic alliances, Rohm Company Limited ("Rohm") and Fujitsu Limited ("Fujitsu"), for manufacture of our FRAM products. At this time Rohm is our only strategic alliance partner producing commercial volumes of FRAM products, and, in June 1999, we extended our supply agreement with Rohm for an additional five years. Our other strategic alliance partners have experienced significant delays in commercially producing FRAM products and difficulties in obtaining acceptable product yields. In addition, existing agreements with our alliance partners do not require them to manufacture FRAM products in any specified or minimum quantities. Accordingly, we cannot be sure that any of our other strategic alliance partners will commence volume manufacturing of FRAM products for us or that any of our strategic alliance partners will be a long-term supplier of FRAM products.

We have been, and expect for the near-term to continue to be, limited in our ability to market our FRAM products to high volume users of nonvolatile memory storage devices. Delays to date in the manufacture of our FRAM products have had, and continued further delays will have, a material adverse effect on developing a market for our FRAM products. For example, as a result of our relatively low levels of FRAM product sales, we have had to pay, and until our FRAM products are manufactured in significantly higher volumes expect to continue to pay, relatively high prices for the assembly and testing of our FRAM products.

Siemens Semiconductor, now called Infineon Technologies ("Infineon"), and IBM Corporation ("IBM") are the only manufacturers currently commercially producing our EDRAM products, although we hold EDRAM products produced by Nippon Steel in inventory, which we use to fill our customers' commercial orders. IBM only produces 4-megabit EDRAM products and the market demand for such products has declined as higher-density competitive products have become generally available. We have entered into a manufacturing agreement with Infineon to manufacture our 16-megabit EDRAM products. We do not anticipate entering into a manufacturing agreement with IBM for the manufacture of 16-megabit products. Thus, Infineon is currently the only supplier of our 16-megabit products.

If we successfully develop new products, our need for additional manufacturing capability will be greater than at present. We cannot be sure that we will be able to obtain such additional capability from our current or new licensees or contract manufacturers. Should we be unable to obtain necessary additional manufacturing capability for new products we develop, our cash flow, operating results and financial condition, as well as our continuing business prospects, would be materially adversely affected.

WE FACE THE RISK OF LOSING CRITICAL PATENT RIGHTS COVERING OUR FRAM PRODUCTS.
A patent interference proceeding, which was declared in 1991 in the United States Patent and Trademark Office (the "Patent Office") between us, National Semiconductor Corporation ("National") and the Department of the Navy in regard to one of our issued United States patents, is continuing. The patent involved covers a basic ferroelectric memory cell design invention we believe is fundamentally important to our FRAM business in the United States. An interference is declared in the Patent Office when two or more parties each claim to have made the same invention. The Patent Office conducts an interference proceeding to determine which party is entitled to the patent rights covering the invention. In our interference proceeding we are the "senior" party, which means that we are in possession of the issued United States Patent and retain all rights associated with such patent, pending the ultimate outcome of the patent interference proceeding. The other two parties involved in the interference are "junior" parties, and each has the burden of proof of convincing the Patent Office by a preponderance of the evidence that it was the first to invent the subject matter of the invention and thus is entitled to the corresponding patent rights. Oral arguments were presented before the Patent Office on March 1, 1996.

The Patent Office decided the interference on May 6, 1997, holding that all of the claims were patentable to National. The other "junior" party, the Department of the Navy, was not granted any patent claims pursuant to the interference proceedings. On June 20, 1997, we filed a Request for Reconsideration with the Patent Office concerning the interference decision. Pursuant to the Request for Reconsideration, we requested that four separate issues be reconsidered. The Patent Office issued a decision on the Request for Reconsideration on November 19, 1998, holding that all of the claims were patentable to National. On January 9, 1999, we appealed the Patent Office's decision on one of the interference counts directly to the Court of Appeals for the Federal Circuit. We also filed complaints in the Federal District Courts for the District of Columbia and the District of Delaware, seeking a review of the Patent Office's decision on the remaining interference counts. We remain in possession of the issued United States Patent and retain all rights associated with such patent while we pursue our appeal options.

If our patent rights in the interference proceedings are ultimately lost or significantly compromised, we would be precluded from producing FRAM products in the United States using our existing FRAM design architecture, unless we were able to obtain a suitable license to exploit such rights. If such patent rights are ultimately awarded to National, and if a license to such rights is not subsequently entered into with National, National could use the patent to prevent the manufacture, use or sale by us of any products that come within the scope of such patent rights in the United States, which would include all of our FRAM products as currently designed. The loss of our patent rights to produce our FRAM products as currently designed would have a material adverse affect on us and our future operations. We have vigorously defended our patent rights in this interference contest and will continue such efforts. However, we are uncertain as to, and cannot predict, the ultimate outcome of the interference proceeding.

WE FACE RISKS ASSOCIATED WITH ENFORCEMENT OF OUR EDRAM PATENTS. In October 1998, we filed a claim for patent infringement in the United States District Court, Northern District of California against NEC Corporation, NEC Electronics, Inc. and NEC USA, Inc. (collectively "NEC"). Our complaint claims that NEC infringed and continues to infringe on certain of our patents by offering to sell and/or selling NEC's Virtual Channel RAM products, and by actively inducing others to infringe on our patents without authority or license from us. The complaint seeks, among other things, relief requiring NEC to cease its infringement activities and requests damages and other relief be awarded to us. NEC has responded by denying the infringement claims. NEC also filed certain counterclaims against us, which were subsequently retracted or stayed by the Court. We have vigorously pursued our rights pursuant to our intellectual property and will continue such efforts notwithstanding that seeking to enforce such rights requires substantial expenditure of our funds and other resources. In a related action, the United States International Trade Commission began, in June 1999, an investigation of our complaint that NEC has infringed two of our EDRAM patents. The ITC investigation is continuing and we are involved in supporting the ITC in its investigation. We cannot predict the ultimate outcome of these proceedings. NEC has sought to have our EDRAM patents invalidated in the infringement proceeding and, if such invalidation were awarded by the court, our loss of patent protection for our EDRAM products would materially adversely affect our results of operations and have a material adverse affect on our future sales of EDRAM products. Also, our expenditure of funds and allocation of resources to our patent enforcement efforts, if continued without a successful resolution, will have a material adverse effect on our cash flow, operating results and financial condition.

WE FACE COMPETITION FROM OTHERS IN THE SEMICONDUCTOR INDUSTRY FOR BOTH OUR
FRAM AND EDRAM PRODUCTS. The semiconductor industry is intensely competitive and our FRAM and EDRAM products face intense competition from numerous domestic and foreign companies. We may be at a disadvantage in competing with many of our competitors that have significantly greater financial, technical, manufacturing and marketing resources, as well as more diverse product lines that can provide cash flows counter-cyclical to fluctuations in semiconductor memory operations.

Our FRAM products compete with existing nonvolatile memory products, such as EEPROM, Battery Backed Static RAM ("BBSRAM") and Nonvolatile RAM ("NVRAM") products, in low-density applications. Both low-density and high-density nonvolatile memory products are manufactured and marketed by major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities. Such competitors include ST Microelectronics, Motorola, Inc. and Hitachi. Our FRAM products also compete with the products of specialized semiconductor memory product companies, including Dallas Semiconductor, Atmel Corp., Microchip Technology Inc., Xicor Inc. and Rohm.

In general, our EDRAM products compete with high-performance, speciality DRAM products, such as FCRAM, CDRAM, RDRAM, VCRAM and MDRAM and, in some applications, with standard SRAM. Such products are manufactured and sold by numerous companies, including major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities, such as Alliance Semiconductor Corporation, Cypress Semiconductor Corporation, Integrated Device Technology, Inc., Motorola, Inc., Hitachi, ST Microelectronics, Toshiba, Fujitsu, Mitsubishi Electric Corporation, Rambus (through licensees), MoSys, Inc., NEC Corporation, Samsung Electronics Co. Ltd., Hyundai Electronics Industries Co. Ltd. and Micron Technology, Inc.

In addition, our strategic licensees may market products, which compete with our FRAM and EDRAM products. Most of our strategic alliance partners have the right to manufacture and sell FRAM or EDRAM products for their own account with or without the payment of royalties, depending upon the terms of their agreements with us. For example, as part of our agreements with Hitachi, Rohm, Toshiba and Fujitsu, we granted each of those companies a royalty-bearing non-exclusive license to our FRAM technology and know-how, which license includes the right to manufacture and sell products using FRAM technology. We also granted IBM a non-exclusive license to manufacture, produce and sell 4-megabit and 16-megabit EDRAM products in unlimited quantities, which licenses are royalty-free for internal consumption of EDRAM products and for external sales up to two times our total sales of EDRAM products. Most of our license agreements provide for the continuation of the licensed rights to Ramtron's FRAM or EDRAM technology and know-how after expiration or termination of the agreements on a royalty-paying or royalty-free basis.

We cannot be sure that our competitors will not develop and offer competitive products or implement pricing strategies for FRAM and EDRAM products that could adversely affect our business and operating results. Our ability to compete successfully depends on our ability to develop low-cost volume production of our products, which permits our products to be sold at a price that is both competitive and profitable to us. We must also design products that successfully address customer requirements if we are to successfully compete. Our ability to compete also depends on factors beyond our control, including the rate at which customers incorporate our products into their own products, our customers' success in selling their products, the successful protection of our intellectual property, the success of competitors' products and general market and economic conditions. Other companies, many of which have greater financial, technological and research and development resources than we do, are researching and developing semiconductor memory technologies and product configurations that could reduce or eliminate any future competitive advantages our products may currently have. We cannot provide any assurance that our ferroelectric technology will not be supplanted in the future by competing technology or that we will have the technical capability and financial resources to be competitive in the semiconductor industry with respect to the continued design, development and manufacture of either FRAM or EDRAM products.

RAPID TECHNOLOGICAL CHANGES AND FREQUENT NEW PRODUCT INTRODUCTIONS MAY MAKE OUR PRODUCTS OBSOLETE. The semiconductor industry is characterized by rapid technological changes and product obsolescence, price erosion and variations in manufacturing yields and efficiencies. The industry has also experienced wide fluctuations of product supply and demand. During growth periods, there is likely to be a shortage of foundry manufacturing resources and of product assembly and testing capacity. The semiconductor industry has at times experienced significant downturns, some lasting more than a year, resulting in diminished product demand and decreased prices for semiconductor products, and such downturns may occur in the future as additional production facilities are placed into operation. In 1998 and the first half of 1999, in particular, the oversupply of semiconductor memory products in general brought about a widespread decline in average selling prices. Additionally, economic conditions outside of the United States could depress market demand for our products. The economic and financial difficulties experienced in Asia in 1998 could, if such crisis reoccurred, depress market demand for our products generally, and result in delayed payment of, or failure to pay, licensing fee receivables by our licensees. The reoccurrence of such crisis could also cause the delay or cancellation of FRAM product development programs by our strategic licensees, with the consequent delay or loss of our expected access to a portion of the foundry capacity of such licensees. If one or more of our strategic licensees delays or cancels our FRAM product development program, the delay or cancellation would have a material adverse effect on our business, operating results and financial condition.

OUR PATENTS AND OTHER INTELLECTUAL PROPERTY PROTECTION MAY NOT PROVIDE US A COMPETITIVE ADVANTAGE. Although we intend to enforce aggressively our intellectual property rights, our patents and trade secrets may not preclude competitors from developing products with features and functionalities similar or superior to our products. In addition, we cannot be sure that patent or trade secret protection will be available or be enforceable in any particular instance or that we will have the financial resources necessary to enforce adequately our intellectual property rights. The unavailability or unenforceability of such protection or the inability to enforce adequately our rights could have a material adverse affect on our business and operating results. As indicated above, we are currently engaged in one patent infringement lawsuit and one patent interference proceeding, the outcomes of which may result in our loss of material patent rights.

In addition to our strategic licensees, we also granted limited worldwide licenses of our ferroelectric technology to Seiko Epson Corporation of Japan and Intermetall, Halbleiterwerk der Deutsche ITT Industries GmbH, a subsidiary of ITT Corporation. These licensees (who have not indicated whether they are currently developing FRAM products), together with our strategic alliance partners, have access to some of our proprietary FRAM technology and know-how and have the right, on a royalty-paying or royalty-free basis, to manufacture and sell ferroelectric products, which may compete with our products.

Because we operate in a very competitive industry, third parties may claim that certain of our present or future products infringe the patents or rights of such third parties. If a third party successfully claims that we are infringing on its patents, we may be exposed to liability for damages and may need to obtain licenses relating to third-party technology which is incorporated in our products. Our inability to obtain such licenses on acceptable terms or the costs of patent infringement litigation could have a material adverse affect on us and our financial condition.

WE ARE DEPENDENT ON A RELATIVELY SMALL NUMBER OF KEY PERSONNEL AND MAY NEED TO ATTRACT ADDITIONAL PERSONNEL. Among other factors, our future success depends on the continued service of our key technical and management personnel and on our ability to continue to attract and retain qualified employees. We are particularly dependent on the highly skilled design, process, materials and test engineers involved in the development and manufacture of our EDRAM products and our FRAM products and processes. At June 30, 1999, we had approximately 85 of our personnel engaged in such work. The competition for such personnel is intense, and the loss of key employees (including executive officers), or our inability to attract additional qualified personnel in the future, could have both an immediate and a long-term adverse effect on us. Although our executive officers have employment agreements with us, there can be no assurance that we can retain them in the future. In addition, none of our employees have entered into post-employment non-competition agreements with us and, therefore, such employees are not contractually restricted from providing services to our competitors.

OUR BUSINESS IS SUBJECT TO STRICT ENVIRONMENTAL REGULATIONS AND LEGAL UNCERTAINTIES. Federal, state and local regulations impose various environmental controls on the discharge of chemicals and gases used in our manufacturing processes. We believe that we have taken all necessary steps to ensure that our activities comply with all applicable environmental rules and regulations. Although our operations have not been materially impacted by the cost of environmental compliance, we can provide no assurance that changes in such environmental rules and regulations will not require additional investments in capital equipment and the implementation of compliance programs in the future. Any failure by us to comply with such environmental rules and regulations regarding the discharge of hazardous substances could subject us to serious liabilities and could have a material adverse affect on our manufacturing operations.

THE VOLATILITY AND CURRENT PRICE LEVELS OF OUR STOCK MAY LIMIT OUR ABILITY TO OBTAIN ADDITIONAL NEEDED CAPITAL. The market price of our common stock has been extremely volatile during 1998 and to date in 1999, and we expect that the volatility of the market price of our common stock, as well as our success, or lack of success, in implementing our strategic and business plans, could continue to affect adversely our ability to obtain additional equity financing in the near-term. During the 1998 calendar year, the closing bid price for our common stock on The Nasdaq Stock Market ranged from $5.75 to $0.25 per share. From the beginning of 1999 through July 31, 1999, the price of our common stock ranged from a high of $ .938 on June 18, 1999 to a low of $ .406 on March 15, 1999. The foregoing prices do not reflect the one-for-five reverse stock split we effected in August 1999. We believe that the volatility in our stock price may have been caused in part by factors unrelated to our operating performance, including stock market conditions affecting stocks of technology companies generally, the number of shares of our common stock available for sale by existing stockholders and the uncertainty surrounding the ultimate number of common shares to be issued pursuant to conversions by our Series A Preferred stockholders. Although our recent restructuring of the Series A Preferred, which, among other things, fixed the conversion rate of the Series A Preferred, as well as the one-for-five reverse stock split effected on August 6, 1999, were intended to stabilize the market price for our common stock, we can provide no assurance that these actions will have that effect because there are numerous other factors and contingencies, some of which are beyond our control, that affect the market price for our common stock.

OUR COMMON STOCK MUST COMPLY WITH A MINIMUM BID PRICE OF $1.00 PER SHARE TO REMAIN LISTED ON THE NASDAQ SMALLCAP MARKET. Our common stock must comply with a minimum bid price of $1.00 per share to remain listed on The Nasdaq SmallCap Market. On December 2, 1998, the Nasdaq Listing Qualifications Department notified us in writing that our common stock had failed to maintain a closing bid price greater than or equal to $1.00 per share for the preceding 30 days, and that failure to maintain a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days within ninety days from the date of the letter would result in the delisting of our common stock as a Nasdaq National Market security. On April 30, 1999, at our request, the Nasdaq Listing Qualifications Panel (the "Nasdaq Panel") held a hearing regarding the possible delisting of our common stock. The Nasdaq Panel expressed its lack of confidence in our ability to sustain compliance with the requirements for continued listing on The Nasdaq National Market, but it expressed confidence in our ability to comply with the requirements for continued listing on The Nasdaq SmallCap Market after the restructuring of the Series A Preferred and the one-for-five reverse stock spit were implemented. Accordingly, the Nasdaq Panel transferred the listing of our common stock to The Nasdaq SmallCap Market effective June 23, 1999, where it will continue to be listed. The delisting of our common stock from The Nasdaq SmallCap Market would likely adversely affect the trading and liquidity of our common stock as well as adversely affect our ability to raise capital in the future. In the event of such delisting, we would seek to cause our common stock to be quoted in the "pink sheets" maintained by the National Quotation Bureau, Inc. or the NASD Electronic Bulletin Board, and the spread between the "bid" and "asked" prices of the shares of common stock quoted by market makers is likely to be greater than it is at present, causing stockholders to experience a greater degree of difficulty in trading their shares of common stock. Additionally, many institutional investors, either by choice or investment policy, will not invest in shares of companies not listed on a national securities exchange or Nasdaq.

EFFECTING A CHANGE OF CONTROL COULD BE DIFFICULT DUE TO THE CONCENTRATION OF STOCK OWNERSHIP. As of August 31, 1999, the Fund and the NTC and Benton Liquidating Trusts together beneficially owned or controlled approximately 17.5% and 13.2%, respectively, of our outstanding common stock. Although we are not aware of any agreement among those parties to act together, their concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Ramtron, or, if such shares are sold, may directly or indirectly effect a change in control of Ramtron. The trustee of the NTC and Benton Liquidating Trusts has described the business of the trusts as being the liquidation of the trusts' assets in order to distribute the proceeds of such liquidation to the trusts' beneficiaries. Any program by the NTC and Benton Liquidating Trusts to dispose of a substantial amount of their shares of our common stock in the open market could have an adverse impact on the market for our common stock, as discussed below under "A large percentage of our outstanding shares are eligible for future sale."

A LARGE PERCENTAGE OF OUR OUTSTANDING SHARES ARE ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of our common stock in the public market, or the availability of such securities for sale in the public market, could have a material adverse affect on the market price of our common stock. As of August 31, 1999, after giving effect to the one-for-five reverse stock split effected on August 6, 1999, 13,656,606 shares of our common stock were issued and outstanding. Of those shares, excluding the shares offered by this prospectus, approximately 9,167,486 shares were freely tradable without restriction or pursuant to an effective registration statement under the Securities Act, and approximately 2,918,037 shares, most of which were held by Ramtron's "affiliates," could be publicly sold under Rule 144 promulgated under the Securities Act, subject to compliance with the notice requirements and volume restrictions of Rule 144. Upon the effectiveness of the registration statement of which this prospectus is a part, and as long as such registration statement remains effective, 466,337 shares held by the DFA Affiliates, 718,255 shares issuable upon conversion of the Series A Preferred, including conversion of the Series A Preferred issuable upon exercise of the Series A Preferred Warrants, 1,104,746 shares issued on August 16, 1999, pursuant to conversions of Series A Preferred, and 696,321 shares issuable upon conversion of the DFA Affiliates Convertible Promissory Notes may be sold. As of August 31, 1999, approximately 1,227,232 shares were subject to issuance upon exercise of options granted under Ramtron's stock option plans and, except to the extent that shares issued upon exercise of such options are held by "affiliates," who, as noted above, are subject to the Rule 144 notice requirements and volume restrictions, will be eligible for immediate resale in the public market upon exercise of such options. As of the same date, approximately 1,840,896 shares were also subject to issuance upon exercise of other outstanding warrants, of which 342,956 shares have been registered for immediate resale in the public market and of which the remaining 1,497,940 are held by affiliates and the resale of which must either be registered or satisfy the holding period, notice requirements and volume restrictions of Rule 144. Ramtron has agreed to use its best efforts to register for resale under the Securities Act any shares of common stock held by the Fund or issued upon exercise of warrants held by the Fund or conversion of the indebtedness outstanding under the Fund Credit Facility. As of August 31, 1999, 1,638,679 shares were held by the Fund, 905,697 shares were issuable upon exercise of warrants held by the Fund, as mentioned above, and 1,407,978 shares were issuable upon conversion of the indebtedness outstanding under the Fund Credit Facility.

WE MAY ISSUE ADDITIONAL PREFERRED STOCK. Ramtron has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions of the Preferred Stock, without any vote or action by Ramtron's stockholders. As of August 31, 1999, 872 shares of Series A Preferred were outstanding and 1,742 were reserved for issuance pursuant to the Series A Preferred Warrants. We may seek to obtain new capital by issuing additional shares of Preferred Stock. Our issuance of additional shares of Preferred Stock could further affect the rights of the holders of common stock. For example, such issuance could result in a class of securities having preferential voting, dividend or liquidation rights or having (upon conversion or otherwise) all of the rights belonging to common stock. Additionally, our authority to issue Preferred Stock could be used to discourage attempts by others to obtain control of or acquire Ramtron by making such attempts more difficult or costly to achieve.

WE MAY FACE YEAR 2000 RISKS. Our business utilizes software and related technologies and we rely on suppliers of services and materials that will be affected by the date change to the year 2000. The Year 2000 issue exists because many computer systems and applications currently use two-digit fields to designate a year. As the century date change occurs, date sensitive systems will recognize the year 2000 as 1900, or not at all. This inability to recognize the year 2000 may cause systems to process critical financial and operational information incorrectly. We have determined that certain of our software and hardware will need to be replaced or updated so that our computer systems operate properly with respect to dates both prior to and after the year 2000. We believe that by updating our software or replacing or modifying certain non-compliant hardware, the Year 2000 issue will not pose a significant operational problem for our computer systems. If updates, replacements or modifications of our computer systems are not made in a timely manner, the Year 2000 issue could have a material impact on our operations. We believe that our primary exposure from the Year 2000 issue lies in our product test equipment and the year 2000 readiness of major suppliers and subcontractors. Failure to properly address these exposures for Year 2000 compliance could result in delays in product deliveries during the period immediately following
December 31, 1999. We believe the worst case scenario would be that one or several of our subcontractors are unable to supply product or services to us for an extended period of time, which could exhaust our product inventories and cause delays in customer product shipments. We are currently assessing the extent to which our operations are vulnerable from interactions with our vendors, customers and financial institutions should such organizations fail to properly remediate their computer systems. While we believe our planning efforts are adequate to address our Year 2000 concerns, there can be no guarantee that the computer systems of other companies on which our systems and operations rely will be converted on a timely basis. Any failures in timely conversion by such other companies could have a material adverse effect on our business, results of operations and financial condition. We believe that we have no exposure to contingencies related to the Year 2000 issue for the products we manufacture and sell.

                                USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock offered by the Selling Security Holders.

                          SELLING SECURITY HOLDERS

The following table sets forth: (i) the number of shares of common stock beneficially owned by each Selling Security Holder as of August 16, 1999,
(ii) the number of shares of common stock to be offered hereby by each Selling Security Holder, and (iii) the number of shares of common stock and the percentage of the outstanding shares of common stock to be beneficially owned by each Selling Security Holder after completion of the offering. The information set forth below is based on information provided by the Selling Security Holders. None of the Selling Security Holders has had a material relationship with Ramtron within the past three years, other than as a result of the ownership of our shares.

                        No. of Shares
                      Beneficially Owned                Shares Beneficially
                     Prior to Offering(1)   No. of     Owned After Offering(2)
Name of Selling      -------------------    Shares     -----------------------
Security Holder      Number       %        Offered(1)  Number             %
---------------      ------      ---       ---------   ------            ---

DFA Group Trust -   610,251      4.4%      610,251        0               0
Small Company
Subtrust

U.S. 9-10 Small     318,568      2.3       318,568        0               0
Company Portfolio

DFA Group Trust -   233,839      1.7       233,839        0               0
6-10 Subtrust

Linda S. Cappello   104,266       *        104,266        0               0

Gerard K. Cappello   75,411       *         75,411        0               0

Jonathan Davidson    58,133       *         58,133        0               0

James W. Montgomery  87,200       *         87,200        0               0
Living Trust

Kim Enterprises,     87,200       *         87,200        0               0
L.P.

Lawrence K.          58,133       *         53,133        0               0
Fleischman

Crisostomo B.        47,137       *         47,137        0               0
Garcia Trust

Laredo Capital       11,622       *         11,622        0               0
Partners

LICAP Partners       20,340       *         20,340        0               0

SIL Nominees Ltd.   241,174      1.8       241,174        0               0

Alfred Romano         4,358       *          4,358        0               0

Earl E. Gales, Jr.   20,340       *         20,340        0               0

Triton Capital       87,290       *         87,290        0               0
Holdings, Ltd.

JMG Capital          87,290       *         87,290        0               0
Partners, L.P.

Lisa G. Shine         3,777       *          3,777        0               0

Loretta Hirsh Shine   3,777       *          3,777        0               0

Paul Rajewski        19,758       *         19,758        0               0

Fayerweather         45,910       *         45,910        0               0
Associates

Anvil Investment     25,570       *         25,570        0               0
Partners, L.P.

Lawrence Kaplan &     5,230       *          5,230        0               0
Helaine Kaplan, J/T

Jerry Kaplan          4,358       *          4,358        0               0

Stanley A. Kaplan     5,230       *          5,230        0               0

Ronald H. Means       9,298       *          9,298        0               0

KEYWAY Investments,  14,528       *         14,528        0               0
Ltd.

Real A. Rouillard    17,458       *         17,458        0               0

George R. Wong       14,548       *         14,548        0               0

CC Investments, LDC 663,665      4.9       663,665        0               0

------------
*  Less than one percent.

(1) The actual number of shares of common stock shown as beneficially owned and offered hereby, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of Series A Preferred by reason of any stock split, stock dividend or similar transaction involving the common stock in order to prevent dilution, all in accordance with Rule 416(a) under the Securities Act.

(2) For each Selling Security Holder, assumes that all of the shares covered by this prospectus are sold or otherwise disposed of and that no other shares are acquired or sold by the Selling Security Holder.

                            PLAN OF DISTRIBUTION

The Selling Security Holders may from time to time sell the shares offered by the Selling Security Holders to purchasers directly in one or more transactions at a fixed price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the Selling Security Holders of such shares or by agreement between such holders the purchasers.

Any of the Selling Security Holders may from time to time offer shares beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the Selling Securities Holders and the purchasers of the shares for whom they may act as agent. Each Selling Security Holder will be responsible for the payment of discounts, commissions and concessions of underwriters, dealers or agents. The aggregate proceeds to the Selling Security Holders from the sale of the shares offered by them hereby will be the purchase price of such shares less such discounts, commissions and concessions, if any. Each of the Selling Security Holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of shares to be made directly or through agents. Alternatively, the Selling Security Holders may sell all or a portion of the shares beneficially owned by them and offered hereby from time to time on any exchange on which the shares are listed on terms to be determined at the times of such sales. The Selling Security Holders may also make private sales directly or through a broker or brokers. Transactions through broker-dealers may include block trades, in which brokers or dealers will attempt to sell the shares as agent for the Selling Security Holder, but may position and resell the block as principal to facilitate the transaction, or one or more underwritten offerings on a firm commitment or best effort basis.

From time to time, the Selling Security Holders may transfer, pledge, donate or assign some or any of their shares to lenders or others and each of such persons will be deemed to be a Selling Security Holder in respect of such shares for purposes of the prospectus included in this registration statement. The number of the Selling Security Holders' shares beneficially owned by a selling stockholder who transfers, pledges, donates or assigns shares will decrease as and when they take such actions. The plan of distribution for selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be Selling Security Holders hereunder in respect of such shares received by them.

The Selling Security Holders may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with such Selling Security Holders, including, without limitation, in connection with distributions of the shares by such broker-dealers. In addition, the Selling Security Holders may, from time to time, sell short shares, and, in such instances, the prospectus included in this registration statement may be delivered in connection with such short sales and the shares offered by the Selling Security Holders hereunder may be used to cover such short sales. The Selling Security Holders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares. The Selling Security Holders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares as loaned or upon a default may sell or otherwise transfer the pledged shares.

The Selling Security Holders and any underwriters, dealers or agents that participate in the distribution of the shares offered by the Selling Security Holders may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided pursuant to the sale of shares by them might be deemed to be underwriting discounts and commissions under the Securities Act.

In addition, any shares owned by the Selling Security Holders and included in this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. We can not be sure that any Selling Security Holder will sell any or all of the shares offered hereunder, and any Selling Security Holder may transfer, devise or gift such shares by other means not described herein.

To the extent required, the specific shares to be sold, the names of the Selling Security Holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer and sale will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into agreements in connection with the private placement of our securities which required us to register the Selling Security Holders' shares under applicable federal and state securities laws. Those agreements provide for cross-indemnification of the Selling Security Holders and us and our and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the shares, including liabilities under the Securities Act, and to contribute to payments the parties may be required to make in respect thereof.

We will pay substantially all of the expenses incurred by the Selling Security Holders and us incident to the offering and sale of the shares under this prospectus, excluding any underwriting discounts or commissions. Ramtron will not receive any of the proceeds from the sale of the shares offered by the Selling Security Holders hereunder.

                                LEGAL MATTERS

The validity of our shares offered by this prospectus will be passed upon for Ramtron by Coudert Brothers, Denver, Colorado.

                                   EXPERTS

The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the expenses (other than underwriting discounts and commissions) in connection with the sale and distribution of the securities being registered. All the amounts shown are estimates except for the SEC registration fee.


          SEC registration fee               $ 2,197
          Accounting fees and expenses         6,000
          Legal fees and expenses             35,000
          Miscellaneous expenses              10,000
                                             -------
          Total                              $53,197
                                             =======

Item 15.  Indemnification of Directors and Officers

We have adopted provisions in our Certificate of Incorporation that limit the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law for monetary damages arising from a breach of their fiduciary duty as directors. Such limitation does not affect such liability:
(i) for any breach of a director's duty of loyalty to Ramtron or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which a director derived an improper personal benefit.

Our Bylaws also provide that we shall indemnify our directors and officers to the fullest extent permitted by Delaware law, including circumstances in which indemnification is otherwise discretionary under Delaware law. We also maintain on behalf of our directors and officers insurance protection against certain liabilities arising out of the discharge of their duties.

In an Indemnification Agreement entered into in March 1990 between Oren L. Benton, at that time a principal stockholder and former director of Ramtron, and George J. Stathakis, a director of Ramtron, Mr. Benton agreed to indemnify Mr. Stathakis against all expenses, liabilities and other items referred to in
Section 145 of the Delaware General Corporation Law and against certain other expenses incurred in connection with derivative actions if Mr. Stathakis is a party to such actions or is threatened to be made a party to such actions by reason of his being a director, officer, employee or agent of Ramtron. We have not determined what effect, if any, Mr. Benton's bankruptcy had on such agreement.

In a Consulting Agreement entered into in January 1990 among the Fund, William G. Tull, one of our directors, and WGT Associates, Inc., the Fund agreed to indemnify Mr. Tull with respect to claims made by third parties against Mr. Tull as the Fund's designated nominee on our Board of Directors, provided that such claims may not involve either a breach of fiduciary responsibility under the Employee Retirement and Income Security Act of 1974 or liability for willful misconduct, bad faith or negligence. Pursuant to a Stock and Warrant Purchase Agreement that we entered into with the Fund in March 1989 (the "1989 Fund Purchase Agreement"), we also agreed to indemnify the Fund and its affiliates, including consultants to the Fund such as Mr. Tull, with respect to claims made by third parties arising out of the 1989 Fund Purchase Agreement, provided that we are not required to indemnify Mr. Tull for claims relating to: (i) Mr. Tull's violation of securities laws or a knowing violation of other laws, (ii) an agreement to which Mr. Tull and the third-party claimant are parties or (iii) the fiduciary duties of Mr. Tull to the third-party claimant.

In connection with this offering, the Selling Security Holders have agreed to indemnify Ramtron, its directors and officers, and each person who controls Ramtron against any and all liability arising from inaccurate information provided to us by the Selling Security Holders and included in this registration statement and the prospectus contained herein, or in any amendments or supplements to such registration statement or prospectus.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of Ramtron pursuant to the foregoing provisions, or otherwise, Ramtron has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Ramtron of expenses incurred or paid by a director, officer or controlling person of Ramtron in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Ramtron will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits and Financial Statement Schedules

              Exhibit
              Number
              -------
               3.1(i) Certificate of Amendment of Certificate of Incorporation in regard to recapitalization of Series A Convertible Preferred Stock as filed on August 6, 1999.(1)
               3.1(ii) Certificate of Amendment of Certificate of Incorporation in regard to Common Stock
                              Reverse Stock Split filed on August 6, 1999.(1)

               10.1 Preferred Stock Recapitalization Agreement between the majority of the Series A Preferred Stockholders and the Registrant dated July 30, 1999.(1)
               10.2 Supplemental Exchange Rights Agreement between the majority of the Series A Preferred Stockholders and the Registrant dated July 30, 1999.(1)
               10.3           Form of Optional Election between the
                              Series A Preferred Stockholders and the
                              Registrant.(1)
               10.4 DFA Stockholders Recapitalization Agreement between the DFA Affiliates: DFA Group Trust-6-10 Subtrust, DFA Group Trust - Small Company Subtrust, and U.S. 9-10 Small Company Portfolio, and the Registrant dated as of July 30, 1999.(1)
               10.5           Promissory Note in the amount of $648,369
                              issued to DFA Affiliate, DFA Group Trust - 6-10 Subtrust, by the Registrant dated July 30, 1999.(1)
               10.6 Promissory Note in the amount of $1,692,046 issued to DFA Affiliate, DFA Group Trust - Small Company Subtrust, by the Registrant dated
                              July 30, 1999.(1)
               10.7 Promissory Note in the amount of $883,297 issued to DFA Affiliate, U.S. 9-10 Small Company Portfolio, by the Registrant dated July 30, 1999.(1)

               99.1 Unaudited Pro Forma Condensed Consolidated Financial Statements.(1)

                5.1   Opinion of Coudert Brothers

               23.1   Consent of Arthur Andersen LLP
               23.2   Consent of Coudert Brothers (included in Exhibit 5.1)

               24.1 Power of Attorney (see page 31 of this registration statement).
-----------

(1) Incorporated by reference to the Registrant's Current Report on Form 8-K filed with the SEC on August 31, 1999.

Item 17.  Undertakings

Ramtron hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by Ramtron pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Ramtron certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Colorado Springs, State of Colorado, on September 14, 1999.

                                           RAMTRON INTERNATIONAL CORPORATION

                                           By:  /S/ L. David Sikes
                                              ------------------------------
                                              L. David Sikes
                                              Chief Executive Officer

                            POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints L. David Sikes and Richard L. Mohr, or either of them, his attorneys-in-fact and agents, each with full power of substitution for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each of said attorneys-in-fact and agents full power and authority to do so and perform each and every act and thing requisite and necessary to be done in connection with this registration statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that either of said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature                     Title                            Date
----------------------        -------------------------      --------

/S/ L. David Sikes           Chairman and Chief               9-14-99
------------------           Executive Officer
L. David Sikes

/S/ Greg B. Jones            Director, President and          9-14-99
-----------------            Chief Operating Officer
Greg B. Jones

/S/ William G. Howard        Director                         9-14-99
---------------------
William G. Howard

/S/ Albert J. Hugo-Martinez  Director                         9-14-99
---------------------------
Albert J. Hugo-Martinez

/S/ George J. Stathakis      Director                         9-14-99
-----------------------
George J. Stathakis

/S/ William G. Tull          Director                         9-14-99
-------------------
William G. Tull

/S/ Eric A. Balzer           Director                         9-14-99
------------------
Eric A. Balzer

/S/ Richard L. Mohr          Executive Vice President,        9-14-99
-------------------          Chief Financial Officer and
Richard L. Mohr              Secretary